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ALCAN ALUMINIUM LIMITED
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1188 Sherbrooke Street West    Mailing Address:            Tel:   (514) 848-8000
Montreal, Quebec H3A 3G2       P.O. Box 6090               Fax:   (514) 848-8115
Canada                         Montreal, Quebec H3C 3A7    Telex: 05-25236
                               Canada                      Cable: Alcan
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3 May 2000


Mr. Steven C. Duvall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0404



         RE:    ALCAN ALUMINIUM LIMITED
                AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4 FILED ON DECEMBER 23, 1999
                COMMISSION FILE NOS. 333-87375, 1-3677
                -----------------------------------------------------


Dear Mr. Duvall:

     Alcan and Pechiney have determined not to proceed with the combination of their respective businesses at this time. This decision was made after the European Commission indicated that it would not approve the combination unless the combined company agreed to divest assets relating to its manufacture of rolled products. The companies concluded that the required divestments would seriously undermine the strategic viability of the combined company's rolled products business in Europe and its ability to serve its customers in that region.

     Alcan has not made any offers or sales of securities in connection with the above-referenced registration statement and hereby requests that the registration statement be withdrawn pursuant to Rule 259 under the Securities Act of 1933.

Yours truly,


/s/ Roy Millington
--------------------------
Roy Millington
Assistant Secretary


RM:HC